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COLUMBIA MANAGEMENT.                          Columbia Management Services, Inc.
PO Box 8081
Boston, MA 02266-8081

April 25, 2006

Dear Columbia Young Investor Fund Shareholder,

At Columbia Management, we periodically evaluate our mutual fund offerings as part of a broader effort to best address the needs of fund shareholders. As a result of that review, management has proposed mergers of several of our funds, including a merger of Columbia Young Investor Fund into Columbia Strategic Investor Fund. That proposal has been approved by the funds' Board of Trustees and is subject to shareholder approval at a special meeting scheduled for September 6, 2006. A supplement to your prospectus announcing the proposed merger is enclosed.

In approving the merger, the Trustees of your fund considered, among other things, the similarity of the funds' investment strategies and objectives, the fact that the funds are managed by the same portfolio management team, and opportunities for expense savings.

As a shareholder of the fund you can expect to receive in July a prospectus/proxy statement for the shareholder meeting. We urge you to review that document carefully for details of the proposed merger, and to complete and return your proxy ballot. The merger is expected to be tax-free for federal income tax purposes.

If approved by shareholders, the merger is tentatively scheduled for mid to late September 2006; Columbia Young Investor Fund will remain open for additional purchases through the close of business on the day of the merger.

We thank you for investing in Columbia Funds and look forward to serving your investment needs for many years to come. If you have any questions, please contact your financial advisor or a customer service representative at 800.345.6611.

Sincerely,

Christopher L. Wilson
Head of Mutual Funds, Columbia Management

PLEASE CONSIDER THE OBJECTIVES, RISKS, CHARGES AND EXPENSES OF ANY COLUMBIA FUND CAREFULLY BEFORE INVESTING. THE FOREGOING IS NOT AN OFFER TO SELL, NOR A SOLICITATION OF AN OFFER TO BUY, SHARES OF COLUMBIA STRATEGIC INVESTOR FUND, NOR IS IT A SOLICITATION OF ANY PROXY. FOR MORE INFORMATION REGARDING COLUMBIA STRATEGIC INVESTOR FUND, OR TO RECEIVE A FREE COPY OF A PROSPECTUS/PROXY STATEMENT RELATING TO THE PROPOSED MERGER ONCE A REGISTRATION STATEMENT RELATING TO THE PROPOSED MERGER HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND BECOME EFFECTIVE, PLEASE CALL 1-800-345-6611 OR VISIT THE FUND'S WEBSITE AT WWW.COLUMBIAFUNDS.COM. THE PROSPECTUS/PROXY STATEMENT (WHEN AVAILABLE) WILL CONTAIN IMPORTANT INFORMATION ABOUT FEES, EXPENSES AND RISK CONSIDERATIONS. THE PROSPECTUS/PROXY STATEMENT WILL ALSO BE AVAILABLE FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE (WWW.SEC.GOV). PLEASE READ THE PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING ANY INVESTMENT DECISIONS.

Columbia Management is the primary investment management division of Bank of America Corporation. Columbia Management entities furnish investment management services and advise institutional and mutual fund portfolios. Columbia Funds and CMG Funds are distributed by COLUMBIA MANAGEMENT DISTRIBUTORS, INC., member NASD and SIPC. Columbia Management Distributors, Inc. is part of Columbia Management and an affiliate of Bank of America Corporation.

                                                              INT-47/109655-0406

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  NOT FDIC        MAY LOSE VALUE
  INSURED    ------------------------
                NO BANK GUARANTEE
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